UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 333-272136

INTELLIGENT GROUP LIMITED

(Registrant’s Name)

Unit 2803, Level 28, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Chief Financial Officer

In April 2024, the Board of Directors of Intelligent Group Limited (“INTJ”) received the resignation of Mr. Man Siu Hin (“Mr. Man”) from his position as Chief Financial Officer of INTJ. In his resignation, Mr. Man stated that he was resigning for personal reasons and not as the result of any dispute or disagreement with INTJ or the Board of Directors.

Appointment of Chief Financial Officer

Effective May 1, 2024, INTJ’s Board of Directors (the “Board”) appointed Mr. Law Wing Tak Jack as the Chief Financial Officer of INTJ.

Mr. Law is a highly accomplished professional with a rich educational and professional background. He holds a BA degree in Economic and Accounting from Newcastle University in the U.K. and an MA degree in Philosophy from the Chinese University of Hong Kong. Mr. Law is a fellow member of the Institute of Chartered Accountants in England & Wales and the Hong Kong Institute of Certified Public Accountants.

With over 45 years of experience, Mr. Law has excelled in management, accounting, finance, banking, and corporate affairs. He has worked at leading CPA firms in Hong Kong, including two of the Big 4, and held notable positions at HSBC. Throughout his career, he has served as chairman, CEO, CFO, and director in public and private companies across Hong Kong, the U.K., Singapore, the USA, and China.

Currently, Mr. Law is a senior director at a prominent U.K.-based firm of chartered accountants. His extensive expertise and dedication to the field of finance and accounting make him a valuable asset.

Resignation of Independent Director

In April 2024, the Board of Directors of INTJ received the resignation of Mr. Kean Tat Che (“Mr. Che”) from his positions as an independent director, the chairman of the nominating and corporate governance committee, and member of the audit committee and compensation committee of INTJ. In his resignation, Mr. Che stated that he was resigning for personal reasons and not as the result of any dispute or disagreement with INTJ or the Board of Directors.

Appointment of Replacement Director

Effective May 1, 2024, INTJ’s Board appointed Mr. Leut Ming Gung (“Mr. Gung”) as the independent member of the Board as well as a member of the Audit Committee, member of the Compensation Committee and member of the Nominating and Corporate Governance Committee. Mr. Gung meets the Nasdaq Stock Market independence requirements.

Mr. Gung, aged 33, has a diverse work experience in the financial industry. From he held the role of Assistant Vice President in the Integrated Sales Department at Guotai Junan Securities International. Subsequently, he transitioned to Huian Fund, where he served as a Senior Manager in the Investment Management Center. Since 2021, he has taken on the role of Chief Executive Officer at Pushu Capital.

Mr. Gung holds a bachelor’s degree in engineering from Nanjing University of Science and Technology and a master’s degree in industrial engineering and logistics management from the University of Hong Kong.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intelligent Group Limited

Date: May 3, 2024	By:	/s/ Wai Lau
	Name:	Wai Lau
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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